

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 7, 2018

<u>Via E-mail</u>
Christopher J. Bub
Vice President and Chief Financial Officer
Peak Resorts, Inc.
17409 Hidden Valley Drive
Wildwood, MO 63025

> **Re: Peak Resorts, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2017**
> **Filed July 13, 2017**
> **File No. 1-35363**

Dear Mr. Bub:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
  Commodities